DLA Piper LLP (US)
4141 Parklake Avenue, Suite 300
Raleigh, North Carolina 27612-2350
www.dlapiper.com
Laura K. Sirianni
laura.sirianni@dlapiper.com
T 919.786.2025
F 919.786.2200

Via UPS Overnight

July 28, 2014

Jennifer Gowetski, Senior Counsel

Coy Garrison, Attorney-Advisor

U.S. Securities and Exchange Commission

100 F Street N.E.

Mail Stop 3010CF/AD8

Washington, DC 20549

Re:	KBS Strategic Opportunity REIT II, Inc.

Amendment No. 3 to Registration Statement on Form S-11 Filed June 12, 2014

File No. 333-192331

Dear Ms. Gowetski and Mr. Garrison:

We are writing to provide additional information in response to our telephone conversation on July 17, 2014 regarding the potential acquisition of the Avignon property discussed in our correspondence dated July 1, 2014. For your convenience, we have reproduced your verbal comment below, along with our response.

General

1.	Please provide the Staff with additional information regarding the status of the potential acquisition of the Avignon property. In particular, please clarify whether this investment is considered by the Company to be probable.

Response: At the time the Company submitted its waiver request regarding 3-14 financial statements for a potential investment in a property in Avignon, France (the “Avignon Property”), the Company had not entered any agreements with the seller of the Avignon Property. The sub-advisor to the external advisor of the Company had an agreement with the seller of the Avignon Property whereby the sub-advisor was exclusively being offered the opportunity to consider an investment in the Avignon Property. The Company’s response to the Staff dated July 1, 2014 characterized the investment opportunity as “on hold” because upon notification of the denial of the waiver request, the Company informed the sub-advisor that it could not proceed with an investment in the Avignon Property unless the information necessary to produce 3-14 financial statements was available. At that time the sub-advisor acknowledged the limitations on the Company with respect to an investment in the Avignon Property and indicated it would continue to attempt to obtain the information necessary to conduct a 3-14 audit of the property. Based on the history of the Avignon Property and the information produced to date, the Company does not believe it is likely that the information necessary for an audit will be obtained. In addition, the exclusivity period allowed to the sub-advisor expired at the end of June. Due to the lack of any agreement between the Company and the seller of the Avignon Property and the unlikely availability of the information necessary to perform a 3-14 audit of the Avignon Property, the Company does not consider an investment in the Avignon Property to be probable at this time.

Jennifer Gowetski, Senior Counsel

Coy Garrison, Attorney-Advisor

U.S. Securities and Exchange Commission

July 28, 2014

The Company acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

I would be happy to provide any additional information that might assist you in connection with this matter. Please feel free to contact me by email at laura.sirianni@dlapiper.com or by phone at (919) 786-2025 with any questions or additional comments.

Very truly yours,

DLA PIPER LLP (US)

/s/ Laura K. Sirianni

Laura K. Sirianni

cc:	David E. Snyder